CC Neuberger Principal Holdings I

200 Park Avenue, 58th Floor

New York, NY 10166

April 20, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stacie Gorman

Re:                             CC Neuberger Principal Holdings I
Registration Statement on Form S-1
File No. 333-236974

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CC Neuberger Principal Holdings I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 22, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Douglas Newton
Douglas Newton
Chief Financial Officer